SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)

EMMIS COMMUNICATIONS CORPORATION

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

291525 10 3

(CUSIP Number)

Jeffrey H. Smulyan c/o Emmis Communications Corporation One Emmis Plaza 40 Monument Circle, Suite 700 Indianapolis, Indiana 46204 (317) 266-0100	Alan W. Becker, Esq. Bose McKinney & Evans LLP 111 Monument Circle, Suite 2700 Indianapolis, Indiana 46204 (317) 684-5000	David C. Worrell, Esq. Faegre Baker Daniels LLP 600 East 96th Street Suite 600 Indianapolis, Indiana 46240 (317) 569-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 10 pages)

CUSIP No.: 291525 10 3	13D/A	Page 2 of 10 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liability of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSON: Jeffrey H. Smulyan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 7,398,145 (1)
	(8)	SHARED VOTING POWER: 1,261,671 (1)
	(9)	SOLE DISPOSITIVE POWER: 7,398,145 (1)
	(10)	SHARED DISPOSITIVE POWER: 1,261,671 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,659,816
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 20.9% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of (i) 8,441 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 9,755 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,722,684 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) 976,000 shares of Class A Common Stock issuable upon the conversion of preferred stock held in the 2012 Retention Plan Trust, as to which Mr. Smulyan is trustee, (vii) 1,231,046 shares of Class A Common Stock held by HSJS, LLC as to which Mr. Smulyan shares voting and dispositive control, (viii) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control, (ix) options to purchase 496,349 shares of Class A Common Stock that are exercisable currently or within 60 days of July 23, 2012, and (x) options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of July 23, 2012. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(2)	Based on 34,077,279 shares of Class A Common Stock outstanding as of July 6, 2012 as disclosed on the Issuer’s latest periodic filing and, in the case of Mr. Smulyan’s aggregate ownership, (i) 5,893,480 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by

CUSIP No.: 291525 10 3	13D/A	Page 3 of 10 Pages

(1)	NAME OF REPORTING PERSON: HSJS, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 1,231,046 (3)
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 1,231,046 (3)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,231,046
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 3.6% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

(footnote 2 continued)

Mr. Smulyan that are exercisable currently or within 60 days of July 23, 2012), (ii) 976,000 shares of Class A Common Stock issuable upon the conversion of preferred stock held in the 2012 Retention Plan Trust and (iii) 496,349 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of July 23, 2012. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares deemed to be beneficially owned in the aggregate by the Reporting Persons represent approximately 65.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP No.: 291525 10 3	13D/A	Page 4 of 10 Pages

(1)	NAME OF REPORTING PERSON: Herbert Simon
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 1,231,046 (3)
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 1,231,046 (3)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,231,046
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 3.6% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(3)	Consists of 1,231,046 shares of Class A Common Stock held by HSJS, LLC of which Mr. Simon is a Member and Manager and shares voting and dispositive control with Mr. Smulyan.

CUSIP No.: 291525 10 3	13D/A	Page 5 of 10 Pages

Amendment No. 20 to Schedule 13D

This Amendment No. 20 to Schedule 13D (this “Amendment No. 20”) is being filed by (i) Jeffrey H. Smulyan, an individual, (ii) HSJS, LLC, an Indiana limited liability company (“HSJS, LLC”) and (iii) Herbert Simon, an individual (together with Mr. Smulyan and HSJS, LLC,, the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006, as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, as amended and supplemented by Amendment No. 6 filed by Mr. Smulyan, JS Acquisition, Inc., an Indiana corporation, and JS Acquisition, LLC, an Indiana limited liability company (collectively, the “2010 Smulyan Entities”) on May 27, 2010, as amended and supplemented by Amendment No. 7 filed by the 2010 Smulyan Entities on June 7, 2010, as amended and supplemented by Amendment No. 8 filed by the 2010 Smulyan Entities on June 24, 2010, as amended and supplemented by Amendment No. 9 filed by the 2010 Smulyan Entities on July 6, 2010, as amended and supplemented by Amendment No. 10 filed by the 2010 Smulyan Entities on August 4, as amended and supplemented by Amendment No. 11 filed by the 2010 Smulyan Entities on August 9, as amended and supplemented by Amendment No. 12 filed by the 2010 Smulyan Entities on August 16, 2010, as amended and supplemented by Amendment No. 13 filed by the 2010 Smulyan Entities on August 23, 2010, as amended and supplemented by Amendment No. 14 filed by the 2010 Smulyan Entities on August 30, 2010, as amended and supplemented by Amendment No. 15 filed by the 2010 Smulyan Entities on September 3, 2010, as amended and supplemented by Amendment No. 16 filed by the 2010 Smulyan Entities on September 9, 2010, as amended and supplemented by Amendment No. 17 filed by the 2010 Smulyan Entities on September 29, 2010, as amended and supplemented by Amendment No. 18 filed by the Reporting Persons on May 18, 2012, and as amended and supplemented by Amendment No. 19 filed by the Reporting Persons on May 30, 2012, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 20. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the prior Reports on Schedule 13D referred to in this paragraph.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby supplemented as follows:

The shares of Class A Common Stock acquired by HSJS, LLC, Mr. Smulyan and Mr. Simon on July 13, 2012 through July 23, 2012 were acquired with approximately $840,923 in funds from member capital contributions to HSJS, LLC.

ITEM 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

(a)-(b) As of July 23, 2012, the Reporting Persons may be deemed to beneficially own in the aggregate 8,659,816 shares of Class A Common Stock, which includes shares issuable upon conversion of 5,893,480 shares of the Issuer’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. The shares of Common Stock that the Reporting Persons may be deemed to beneficially own as a group consist of:

(i)	8,441 shares of Class A Common Stock held in the 401(k) Plan;

(ii)	9,755 shares of Class A Common Stock held by Mr. Smulyan individually;

CUSIP No.: 291525 10 3	13D/A	Page 6 of 10 Pages

(iii)	11,120 shares of Class A Common Stock held by Mr. Smulyan for his children over which Mr. Smulyan exercises or shares voting control;

(iv)	3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control;

(v)	1,231,046 shares of Class A Common Stock held by HSJS, LLC over which Messrs. Smulyan and Simon share voting control;

(vi)	30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting control;

(vii)	976,000 shares of Class A Common Stock issuable upon the conversion of preferred stock held in the 2012 Retention Plan Trust, as to which Mr. Smulyan is trustee;

(viii)	options to purchase 496,349 shares of Class A Common Stock that are exercisable currently or within 60 days of July 23, 2012;

(ix)	4,722,684 shares of Class B Common Stock held by Mr. Smulyan individually; and

(x)	options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of July 23, 2012.

The following is the information required by Item 2 of this Schedule with respect to each person with whom Mr. Smulyan shares the power to vote or to direct the vote or to dispose or direct the disposition:

(a)	RONALD E. ELBERGER

(b)	The business address of Mr. Elberger is 111 Monument Circle, Suite 2700, Indianapolis, Indiana 46204.

(c)	The present principal occupation of Mr. Elberger is Attorney/Partner with Bose, McKinney & Evans, LLP.

(d)	During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Elberger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Elberger is a citizen of the United States of America.

(a)	BRUCE JACOBSON

(b)	The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.

CUSIP No.: 291525 10 3	13D/A	Page 7 of 10 Pages

(c)	The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.

(d)	During the past five years, Mr. Jacobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Jacobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jacobson is a citizen of the United States of America.

(a)	GARY KASEFF

(b)	The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, California 91505.

(c)	The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries

(d)	During the past five years, Mr. Kaseff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Kaseff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kaseff is a citizen of the United States of America.

The shares that the Reporting Persons may be deemed to beneficially own in the aggregate represent approximately 20.9% of the outstanding shares of Class A Common Stock and 65.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no voting rights.

The percentage of the Class A Common Stock that the Reporting Persons may be deemed to beneficially own in the aggregate as set forth in this Item 5 is calculated based on: (i) 34,077,279 shares of Class A Common Stock outstanding as of July 6, 2012 as disclosed on the Issuer’s Quarterly Report for the three months ended May 31, 2012 on Form 10-Q filed with the SEC on July 12, 2012; (ii) 5,893,480 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of July 23, 2012); (iii) 496,349 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of July 23, 2012; and (iv) 976,000 shares of Class A Common Stock issuable upon the conversion of preferred stock held in the 2012 Retention Plan Trust.

CUSIP No.: 291525 10 3	13D/A	Page 8 of 10 Pages

The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the immediately preceding paragraph; (ii) 4,722,684 shares of Class B Common Stock outstanding as of July 6, 2012 as disclosed on the Issuer’s Quarterly Report for the three months ended May 31, 2012 on Form 10-Q filed with the SEC on July 12, 2012; (iii) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of July 23, 2012; and (iv) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of July 23, 2012. The percentage of the Class A Common Stock that HSJS, LLC and Mr. Simon may be deemed to beneficially own as set forth on pages 3 and 4 is calculated based on 34,077,279 shares of Class A Common Stock outstanding as of July 6, 2012.

Except as otherwise provided in Item 2 or this Item 5, no one other than the Reporting Persons has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Class A Common Stock that the Reporting Persons may be deemed to beneficially own.

(c) The Reporting Persons have effected the following transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days:

(i)	On July 13, 2012, HSJS, LLC purchased 79,100 shares of Class A Common Stock in the open market at a price of $1.86 per share.

(ii)	On July 16, 2012, HSJS, LLC purchased 94,500 shares of Class A Common Stock in the open market at a price of $1.8912 per share.

(iii)	On July 17, 2012, HSJS, LLC purchased 94,500 shares of Class A Common Stock in the open market at a price of $1.8497 per share.

(iv)	On July 18, 2012, HSJS, LLC purchased 46,523 shares of Class A Common Stock in the open market at a price of $1.9479 per share.

(v)	On July 20, 2012, HSJS, LLC purchased 70,343 shares of Class A Common Stock in the open market at a price of $1.98 per share.

(vi)	On July 23, 2012, HSJS, LLC purchased 56,400 shares of Class A Common Stock in the open market at a price of $1.9571 per share.

Except as otherwise provided in this Item 5, the Reporting Persons have not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

CUSIP No.: 291525 10 3	13D/A	Page 9 of 10 Pages

Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Stock reported herein that is not directly owned by such Reporting Person, except to the extent of its or his pecuniary interest therein.

ITEM 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following as exhibits hereto:

99.1	Written Agreement Relating to the Filing of Joint 13D Statement – SEC Rule 13d-1(k).

CUSIP No.: 291525 10 3	13D/A	Page 10 of 10 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2012	/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

HSJS, LLC

	By:	/s/	Jeffrey H. Smulyan
Jeffrey H. Smulyan
Manager

/s/ Herbert Simon
Herbert Simon